There are a total of 60 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 11-1-03

For the month of November 2003

RADA ELECTRONIC INDUSTRIES LIMITED

(Name of Registrant)


03038404

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Annual Report for year ended December 31, 2002. (The Registrant's Proxy Statement for Annual Meeting to be held December 12, 2002 and Proxy Card were flied via Edgar on November 12, 2003.)

ITEM 1


RADA

annual report 2002





ear Shareholders,

Last year marked a significant turning point in RADA's financial condition and prospects. Our results of operations improved significantly over the previous year and we were able to report earnings before interest, depreciation, taxes and amortization (EBIDTA) of approximately $276,000 compared to an EBIDTA loss of $1.2 million in 2001 and losses in each of the previous five years. Our revenues increased 25% to $10.4 million in 2002 from $8.3 million in 2001. Our net loss declined from $3.4 million in 2001 to $2.5 million in 2002. We are confident that 2003 will be another growth year and that the trend of consistently improving financial results of the past five years will continue.

In 2003, we entered into a debt settlement agreement with our banks that resulted in a decrease in our debt from $5.5 million to approximately $2 million. The agreement resulted in an increase in our shareholders' equity of $2.4 million. At the same time our substantially reduced debt burden significantly enhances our financial strength and operating flexibility. We would like to thank Mr. Howard Yeung for his continuing support without which the agreement would not have materialized.

We are focusing our efforts on completing the design and development of technology and products that are expected to form the backbone of our business in the coming years. We continue to actively compete on key strategic defense contracts on a global basis. We have an active pipeline of potential new business that is of an order of magnitude that far exceeds our past experience. We are confident that our 2004 results will reflect the successful turnaround of our company.

RADA continues to be people centric. The majority of our employees have backgrounds in either aviation or avionics, or both. The unique blend of aviation experience with technological expertise enables RADA to accurately target its efforts, deliver high quality operational systems with markedly shorter development cycles and at lower costs. RADA plans to continue to develop and grow its avionics and aviation oriented workforce, capitalizing on the reorganization processes within the high tech industry in Israel and the Israeli Air Force. We believe that we are attuned to our employees, our greatest resource. We constantly strive to improve the work environment we offer, making the necessary adjustments to retain a quality workforce through its rapid and significant evolution.

In closing, we wish to thank our shareholders for their continued commitment to the company, our valued employees for their dedication and hard work, and our customers for their ongoing loyalty and support. This is an exciting time to strengthen our business and we look forward to the future.

Herzle Bodinger
President & Chairman of the Board

Adar Azancot
Chief Executive Officer





MANAGEMENT



MAJOR GENERAL (RES.) HERZLE BODINGER - PRESIDENT

General (Res.) Bodinger joined us in May 1997 as the President of our U.S. subsidiary, Rada Electronic Industries Inc., in charge of international marketing activities. In June 1998 Mr. Bodinger was appointed as our President and Chief Executive Officer, and since July 1998 has being serving as Chairman of the Board. General (Res.) Bodinger served as the Commander of the Israeli Air Force from January 1992 until July 1996. During the last 35 years of his service, he also served as a fighter pilot while holding various command positions. General (Res.) Bodinger holds a B.A. degree in Economics and Business Administration from Bar-Ilan University in Israel and completed the 100th Advanced Management Program at Harvard University.



ADAR AZANCOT - CHIEF EXECUTIVE OFFICER

Mr. Azancot joined us in July 1997 as Marketing Manager in charge of marketing activities aimed at the Israeli Defense Force and in March 1999 was appointed as Vice President-Business Development of our company. Mr. Azancot was appointed Chief Executive Officer in July 2001. For 14 years Mr. Azancot served as a fighter pilot in the Israeli Air Force while holding various command positions. Mr. Azancot holds an LL.B. degree in Law from Tel Aviv University.



ZVI ALON - VICE PRESIDENT BUSINESS DEVELOPMENT AND MARKETING

Zvi Alon joined us in January 2000 and served as our vice president and chief operating officer until March 30, 2003 when he was appointed VP of Business Development and Marketing. From 1980 to 1999 (except for a period from 1987 until 1989), Mr. Alon served in various managerial positions with the Israel Aircraft Industries, as director of business development and marketing, director of electrical and avionics engineering, avionics programs manager and group leader and operational definition officer ("Lavi" project office). Previously, Mr. Alon served in the Israeli Air Forces for ten years. Mr. Alon holds a B.Sc. degree in Mathematics and Computer Science and an M.Sc. degree in Computer Science, both from Tel Aviv University.

GUY SHELLY - CHIEF FINANCIAL OFFICER



Mr. Shelly joined us in February 2002 and was appointed Chief Financial Officer on June 1, 2002. From January 2000 until July 2001 Mr. Shelly served as chief financial officer of Sphera Technologies Ltd. From April 1996 until July 1999 Mr. Shelly worked as an attorney for the law firm of Shearman & Sterling in New York City. From January 1989 until April 1995 Mr. Shelly worked as a senior accountant for George Funaro & Co. P.C., a New York based accounting and management consulting firm. Mr. Shelly holds a B.A. degree in Economics from Tel Aviv University, an MBA in Finance and Accounting from Columbia Business School and a Juris Doctor degree in law from Fordham University. Mr. Shelly holds a CPA license from New York State and is a member of the New York State Bar.

DOV SELLA - CHIEF OPERATING OFFICER



Dov Sella joined us in January 2003 and was appointed Chief Operating Officer on March 30, 2003. Mr. Sella has over 20 years of senior management and product development experience. From 1982 until 1997 Mr. Sella worked for Elbit Systems Ltd., a leading Israeli defense contractor. Among his roles at Elbit were Director of Programs, Director of Avionics Engineering and Director of Business Development. Between 1997 and 2000 Mr. Sella served UltraGuide Ltd., a medical devices start-up, as EVP/VP of Business Development and VP of R&D. During the three years prior to joining our company, Mr. Sella was the President of NeuroVision Inc., a medical technology start-up. Mr. Sella has a B.Sc. degree Computers Engineering from the Technion Israel Institute of Technology (cum laude). He served as a fighter aircraft navigator in the Israeli Air Force.


Integrity Trust Partnership

9

FINANCIAL HIGHLIGHTS

Selected Statements of Operations Data
(U.S. Dollars in thousands, except per share data)

Year Ended December 31:	2002	2001	2000	1999	1998
Revenues	10,399	8,342	3,816	10,373	3,758
Gross (loss) profit	1,176	926	(1,491)	(2,334)	(21,941)
Operating loss from continuing operations	(2,035)	(3,225)	(5,833)	(7,078)	(30,880)
Net loss	(2,483)	(3,369)	(6,099)	(7,217)	(35,215)
Basic loss per share	(0.15)	(0.24)	(0.46)	(0.74)	(6.14)

Selected Balance Sheet Data
(U.S. Dollars in thousands)

Year Ended December 31:	2002	2001	2000	1999	1998
Total assets	14,607	14,981	17,369	19,918	27,166
Shareholder's equity (deficiency)	485	700	4,069	4,329	(94)

Our Business

We define our core business to consist of providing packaged solutions that incorporate our various products. While we have not changed our main product lines, our recent business successes position us to provide integrated systems forming complete solutions based on a number of our products.

Our packaged solutions include the following:

- Integrated training solutions;
- Advanced fleet maintenance management solutions;
- Integrated weapons management systems; and
- Automatic testing solutions.

We also provide manufacturing services to original equipment manufacturers in Israel and the U.S., based on the manufacturing capabilities of our Beit-Shean plant. We offer production of turnkey solutions, in "build to print" or "build to specification" modes. To date, we have provided our manufacturing services, amongst others, to Smiths Electronic Systems, the Israeli Aircraft Industries and RAFAEL, an Israeli government company that operates as the authority for armament development. Our China based subsidiary provides test and repair services using our CATS® testers and test program sets.

Our Strategy

In 2003 we intend to focus our attention on the following areas :

Technological and Business Development

- Expanding our product line with new products and applications based on our current ongoing programs as a basis for new developments
- Adding data link capabilities to our existing solutions for in-flight training to enhance and optimize utilization of each training hour
- Introducing the Tactical Information Management Network (TIM-Net) concept to the US market both as part of the JSF development program that Israel recently joined and as an upgrade to existing aircraft
- Developing systems for the Unmanned Combat Air Vehicle market segment in Israel

Human Resources

- Recruting top candidates for project management and engineering positions, with priority to candidates with aviation background
- Investing in human resources management to ensure continued employment of qualified personnel during a period of rapid change for RADA



Operations

- Focusing on larger and more profitable projects and reducing the number of small projects in order to better optimize our resource utilization
- Continuing to focus on operating cost reduction and improving our bottom line with emphasis on our Beit Shean manufacturing facility

Capital Markets

- Positioning the perception of RADA in capital markets as a dynamic and growing company
- Enhancing our investor relations efforts

Strategic Relationship

- Continuing our efforts to broaden our cooperation with international companies such as Smiths Electronic System, Lockheed Martin Aeronautics and others
- Establishing new strategic relationships with Israel-based companies such as Raphael and Israel Aircraft Industries, and positioning ourselves as a major avionics supplier to these integrators

PRODUCTS

INTEGRATED TRAINING SOLUTIONS

General

RADA's training solutions are based on a complete and integrated system that incorporates an airborne component installed in the aircraft and a ground-based component, installed in the squadron facilities. Recent technological developments, undertaken primarily for the Israeli Air Force, enable system adaptation to any kind of aircraft, regardless of its onboard avionics systems. Our solutions also allow the integration of our airborne system with either an analog or digital video recorder and provide the essential building blocks for a squadron information management network (SIM Net) as a ground component.

Autonomous Air Combat Evaluation System - ACE™

ACE is an avionics system used for debriefing air combat missions and is based on data recordings from digital and analog communication channels in the aircraft. The system converts the data into digital form and inserts it on unused portions of the recording tape in the existing aircraft analog video cassette recorder (VCR). The data is extracted from the video cassette and utilized by our ground debriefing station to generate 3-D graphic displays that portray all the aircraft maneuvers during operational and training missions, fully synchronizing between all the participating aircraft. For each individual aircraft, the graphic display is fully synchronized with the heads-up display image captured on the VCR media. The Israeli Air Force (F-16 A/B, A-4) and three other air forces (F-5, F-16 A/B) currently utilize the ACE system.

Debriefing of air combat maneuvers can also be implemented as an expansion application to our FACE system. The Royal Netherlands Air Force has upgraded to this capability of the FACE system to debrief its aircrews.

The latest enhancement of the ACE concept resulted in a contract with the Israeli Ministry of Defense and the Israeli Air Force in the first quarter of 2003. Under the contract RADA will upgrade all of the existing Israeli Air Force A-4 aircraft in order to enhance these aircraft with our advanced ACE debriefing capabilities. The absence of advanced avionics systems and associated data onboard the A-4 aircraft required RADA to integrate a stand-alone internal navigation system (INS), and a global positioning system (GPS), on board the aircraft. We believe this enhanced solution will open up to ACE the market segment of aircraft fleets not equipped with modern avionics platforms. We believe that this program uniquely positions us as the provider of choice for debriefing solutions for all the advanced Israeli Air Force trainers.

Ground Debriefing Station

Since 1999 RADA has offered operational ground debriefing stations complementing our airborne systems. The operational ground debriefing station is a PC-based application operating in a Windows NT/2000® environment, supported by a proprietary plug-in board. The solution, designed by our employees (Israeli Air Force F-16 and F-15 pilots in reserve service), provides a state-of-the-art debriefing environment, fully capitalizing on all available digital and video information in a highly synchronized presentation. Further capitalizing on current day technology, individual stations have a networking capability, providing data sharing, as well as cross-unit and inter-airforce debriefing.



The Israeli Air Force and two other air forces have purchased ground debriefing systems for their F-16 A/B, F-5 and A-4 fleets.

Digital Video Based Training Systems

Recent developments in digital video recording systems and the significant reduction in size and cost of solid state memory hardware have turned solid state digital video recording systems into the de-facto standard solution for airborne applications. These systems have begun penetrating the aviation industry, in new aircraft such as the F-16I as well as in the retrofit market. Identifying this trend RADA has evolved its debriefing solutions to the digital domain, with the initial system developed for the new Israeli Air Force F-16I's, being delivered under the Peace Marble V program. This new solution focuses on the throughput, data management and archiving requirements of the massive amounts of information generated by each aircraft, as well as on seemless data sharing within the squadron and the air force as a whole.

Based on the Peace Marble V Program, we delivered two additional debriefing systems to Lockheed Martin Aerospace during the fourth quarter of 2002 for use in integration and flight testing. We also finalized an agreement to develop and deliver a complete digital debriefing system for the new F-16's purchased by the Chilean Air Force. As an extension of the development work completed as part of the Peace Marble V Program, we are supplying the Chilean Air Force with a digital video recorder for each F-16 aircraft as well as an advanced digital video ground debriefing station. This station will be linked to the F-5 ground debriefing station

PRODUCTS

ADVANCE FLEET MAINTENANCE MANAGEMENT SOLUTIONS

General

Our fleet maintenance management solutions are based on our existing programs and products developed and supplied over the course of the past two years. These programs include airborne data collection and recording equipment (such as FACE or DAS) as well as ground support software packages (such as PERFORMS) that provide the infrastructure for efficient data logging and analysis to support fleet maintenance management.

Fatigue Analaysis and Autonomous Air Combat Evaluation System - FACE™

The FACE system is an avionics system designed to acquire, process and record data from various aircraft systems as well as from strain gauges (sensors) affixed to an aircraft structure. This data is used to streamline and manage the ongoing monitoring and maintenance of an aircraft and its systems. The FACE system communicates with a squadron's ground support logistic station, enabling downloading of data from an aircraft, analyzing the data, managing ongoing maintenance, creating and modifying the set-up configuration files and determining data for recording, as well as providing an interface to other applications.

The FACE system is capable of communicating in real time with a voice and data recorder, which is a crash survival unit known as a "black box" manufactured by Smiths Electronic Systems, for the purpose of recording safety related data. We are currently upgrading the FACE systems supplied to the Royal Netherlands Air Force for its F-16 aircraft between the years 1996 and 1999 with this capability, and are also supplying FACE systems for the F-16 fleets of the Belgian Air Force, the Portuguese Air Force and the US Navy.

DATA ACQUISITION SYSTEM - DAS

The DAS is an advanced avionics data acquisition system designed to acquire, process and record data from various aircraft systems. RADA and Smiths Electronic Systems jointly developed and marketed the DAS for the new Israeli Air Force F-16I aircraft. DAS consists of two sub-systems, a data acquisition unit, or DAU, and an enhanced crash survival memory unit, or ECSMU. The DAU interfaces to numerous data systems and data channels in the aircraft and acquires, processes and records data, mostly for maintenance purposes. The ECSMU is a "black box" capable of recording digital data and digitized audio transferred through the DAU. DAS is a form fit replacement for the CSFDR system, which is currently installed on most F-16 aircraft worldwide. DAS has been offered as a substitute in various projects that require a flight data recorder with advanced capabilities and growth potential. The DAS is designed to meet all commercial aviation requirements for "black box" recorders, thus expanding its market potential.

PERFORMS

Starting in mid-2001 RADA has been the primary sub-contractor to Lockheed Martin Aerospace, in the development of a new aircraft data logging and analysis software package. The new product, known as PERFORMS, is designed to replace the aging and hard to support data processing station, or DPS, that was developed to provide data logging and fatigue analysis for all F-16 aircraft users. PERFORMS is a Windows 2000® based software package, utilizing a state of the art graphics user interface, providing all the required infrastructure to perform any type of analysis on data acquired by all F-16 airborne flight data recorders.

The analysis includes fatigue monitoring, engine usage monitoring and other applications that may be added, as required by different users. The recorded data is downloaded to the station and stored in a commercial off the shelf database with an interface for "plug-in" applications, allowing those applications to access the data, manipulate and analyze it and provide a variety of maintenance management tools. The program is managed by Lockheed Martin Aerospace and is supplied to F-16 users in evolving software "builds" delivered every 12 months starting in April 2003. Under the agreement, RADA was granted a non-exclusive license to use the developed software in support of its FACE and DAS products to supply the application to its flight data recorder customers.

PRODUCTS

INTEGRATED WEAPONS MANAGEMENT SYSTEMS

In the early 1980s RADA started to develop, manufacture and sell an armament interface unit which controls the various weapon stations of an aircraft based on commands from the main on-board computer. The unit interfaces between the digital commands of the main controller, and the analog weapons stations, performing a unique hybrid task. The armament interface unit was designed for Israel Aircraft Industries for its worldwide upgrade programs. Later versions of the system are designed for installation in attack helicopters as well as in fighter aircraft. RADA is currently in the process of supplying a derivative of the system to Israel Aircraft Industries for an F-5 upgrade program in Spain and are proposing the system and its offshoots for multiple other applications in Israel and abroad. One of the major potential sales channels for the Armament Interface Unit is the Israel Aircraft Industries, through its upgrade programs and other ongoing projects.

RADA also provides complete armament testing solutions for aircraft using a variety of weapons management systems. The test unit verifies the serviceability of the armament management system during periodic maintenance or prior to installation of sophisticated weapons.

PRODUCTS

AUTOMATIC TESTING SOLUTIONS

General

RADA's business expansion into the Automatic Test Equipment (ATE) market is based on our existing products as well as the added value we deliver with the dedicated expertise and the wide-range experience we have acquired in this area. We rely on OEM preference for outsourcing the ATE and thus position ourselves as a strategic supplier/partner to provide ATE's and test solutions. We offer our ATE's with our own Advanced Test Environment, including all the required development tools.

CATS® - Commercial Aviation Test Stations

The Commercial Aviation Test Stations, or CATS, is a family of multi-purpose, computerized automatic test equipment that meets the specific needs of avionics manufacturers, airlines and third party maintenance companies. The stations test and repair the electronic units of commercial aircraft. CATS incorporates tools for testing, troubleshooting, and performing diagnostic procedures on a variety of units in existing commercial aircraft. CATS replaces or augments test stations from aircraft manufacturers or avionics OEM suppliers, while automating multiple manual test procedures.

RADA has developed a library of over 200 Test Program Sets (TPS's) and Test Unit Adapters (TUA's) for testing a large variety of line replaceable units ranging from Boeing 747 aircraft complex analogue units to sophisticated digital units for the Boeing 777 aircraft. Each TPS, coupled with its TUA, is specifically designed to test a particular airborne electronic unit. Developed TPS's can be duplicated at a relatively low cost for use in similar applications by different customers.

CATS-Care™

CATS-Care is an operational leasing program that provides automatic-testing services based on an annual service contract under which we install CATS and test program sets at our customers' sites. We support the testing and repair activities by ensuring maximum availability of services, including first year on-site support. The CATS-Care program offers customers the advantages of using CATS without a significant up-front investment. We offer this program to all our existing and potential customers, in order to offer them additional business choices and to decrease their long-term risk level. In addition, customers are able to exchange TPS's as avionics units age and undergo major modifications and enhancements over time.

MINI-CATS®


09

The Mini-Commercial Aviation Test Station, or Mini-CATS, is a state-of-the-art, PC-based, general purpose, low-cost automatic tester. Like CATS, Mini-CATS is used to test and repair airborne electronic units. Its distinction is its suitability for low-to-medium complexity units.

The Mini-CATS provides new customers with an independent test solution that may be purchased as a stand-alone unit, or as part of a package. Existing customers may use the Mini-CATS as an easy add-on to an existing full-size CATS, expanding the testing capacity while providing new capabilities by freeing up use of the full-size CATS and by testing simpler units or high volume units. Both systems share the same user-interface, thereby decreasing training and maintenance costs.



PRODUCTS

COLT™

COLT is a family of computerized ATE's for the Organizational Level (O-Level) maintenance of military aviation products, providing test support for modern as well as aging fleets. The COLT is a modular, scalable ATE, designed for testing of the complete armament system of any aircraft, including all Air to Air and Air to Ground weapons systems.

COLT is designed to withstand the most severe environment of any airfield. The system connects to any of the weapon stations of the aircraft, using any required and available interface (Launcher, Pylon, Wingand and others). The tester incorporates all tools required to test and troubleshoot all the aircraft weapon systems within a single platform. COLT provides testing capabilities for systems such as Infrared Guided Missiles, RADAR Guided Missiles, Air to Ground Release, Guided Weapons (such as GBU-15), 20mm Guns and LANTIRN Targeting/ Navigation Pods. The hardware and software modularity provide the flexibility required to adapt the tester configuration to any new application or platform.

COLT is currently in operational use worldwide testing a variety of aircraft such as F-15, F-15I, F-4, A-4, MIRAGE and KFIR. It was fully qualified by Air Forces and the aviation industry (Boeing, IAI and others).

Advanced Test Environment

Our Advanced Test Environment is based on our experience and engineering philosophy, formulated through years of ATE design and manufacturing. We implement our principles on Commercial-Off-The-Shelf software products, enabling future growth and implementation of new and future software modules and products. The system runs under Windows NT®/Windows-2000® and the National Instruments® TestStand™. We have recently completed its development and are already implementing it in the F-16 program for testing newly developed core avionics.

STRATEGIC RELATIONSHIPS

Lockheed Martin Aeronautics

Our sales of avionics products focus primarily on the F-16 aircraft manufactured by Lockheed Martin Aeronautics, the most popular fighter aircraft in service today in the Western world. In February 1999, we signed a Memorandum Of Understanding (MOU) with Lockheed Martin Aeronautics according to which we will provide certain avionics systems for the F-16 aircraft. In September 1999, the U.S. Government and the State of Israel signed a letter of acceptance, based upon which the U.S. Government will provide the Israeli Air Force 50 F-16I aircraft and an option to purchase an additional 60 aircraft. This project is known as the Peace Marble V program. In June 2001, following the decision of the Israeli Ministry of Defense to exercise its option for the purchase of an additional 52 F-16I aircraft, Lockheed Martin Aeronautics chose RADA, together with Smiths Electronic Systems, to develop the data acquisition system for these aircraft.

In March 2001 we signed an agreement with the Lockheed Martin Aeronautics Aircraft Structural Integrity Program Group to assist Lockheed Martin Aeronautics in developing the PERFORMS.

Smiths Electronic Systems

In February 1999, we entered into an agreement with Smiths Electronic Systems that outlines joint marketing activities for our FACE system and Smiths Electronic Systems' voice and data recorder for F-16 A/B aircraft. Smiths Electronic Systems is a worldwide leader in avionics systems for fighter and commercial aircraft. The two systems successfully passed flight tests conducted on the Royal Netherlands Air Force's F-16 aircraft by Lockheed Martin and the Royal Netherlands Air Force. The FACE system and the voice and data recorder complement each other and are intended to replace outdated data recording systems, mechanical strain recorders and flight load recorders. No sales of the systems have yet been made under this agreement. In June 2000, we signed a new memorandum of understanding with Smiths Electronic Systems aimed at establishing a joint team devoted to worldwide marketing, developing and manufacturing of the Data Acquisition System (DAS) and its associated ground support. The intended long-term goal of this joint effort is to evolve the DAS into an infrastructure for recording, processing and managing all data types available on board the aircraft. The DAS shall be installed on the Israeli Air Force F-16I.

We anticipate finalizing a Teaming Agreement with Smiths Electronic Systems during the course of 2003, covering the mutual understandings and commitments agreed to and made by Smiths Electronic Systems, Fairchild Defense and RADA over the past few years. Such a Teaming Agreement will replace the existing Memorandum Of Understanding between Smiths Electronic Systems and RADA, as well as the teaming agreement between Fairchild Defense, now a part of Smiths Electronic Systems, and RADA.

Integrity Trust Partnership

This Annual Report contains various forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements reflect our current views with respect to future events and financial results. Forward-looking statements usually include the verbs "anticipate," "believe," "estimate," "expect," "intend," "plan," "may," "project," and other verbs suggesting uncertainties. We remind our shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors, and involve known and unknown risks that could cause our actual results to be materially different from those expressed or implied by such forward-looking statements.

We have attempted to identify significant uncertainties and other factors that affect our business in our annual report on Form 20-F. Potential risks and uncertainties include such factors as our history of losses, our ability to raise capital in the future, our dependence on key customers, our ability to capitalize on our business relationships with the Boeing Company and Smiths Electronic Systems, the level of airline and military spending for automated test equipment and avionic products, and the competitive environment in the industries in which we operate. We will provide copies of our Annual Report to registered shareholders free of charge upon receipt of a written request submitted to our Secretary at RADA Electronic Industries Ltd., 7 Giborei Israel Street, Netania 42504, Israel.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2002

19

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
IN US DOLLARS

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LIMITED

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Limited and its subsidiaries (the "Company") as of December 31, 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of Rada Electronic Industries Ltd. As of December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants and whose report dated April 28, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations and cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Luboshitz Kasierer
An affiliate member of Ernst & Young International

Tel-Aviv, Israel
June 23, 2003

2)

This is a copy of the previously issued Independent Public Accountants' report of Arthur Andersen. The report has not been reissued by Arthur Andersen.

To the Shareholders of
RADA ELECTRONIC INDUSTRIES LIMITED

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Limited and its subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Luboshitz Kasierer
Arthur Andersen

Tel-Aviv, Israel
April 28, 2002

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands of U.S. dollars, except share and per share data

	Note	December 31, 2002	December 31, 2001
Current assets			
Cash and cash equivalents		$ 570	$ 74
Trade receivables (net of allowance for doubtful accounts of $214 and $189 as of December 31, 2002 and 2001, respectively)		1,832	817
Other receivables and prepaid expenses		93	67
Costs and estimated earnings in excess of billings on uncompleted contracts	(3)	-	109
Inventories	(4)	1,077	1,616
Total current assets		3,572	2,683
Long-term receivables and deposits			
Long-term receivables	(5)	893	1,163
Leasing deposits		70	-
Severance pay funds		1,334	1,351
		2,297	2,514
Property and equipment, net	(6)		
Cost		16,456	19,037
Less - accumulated depreciation		10,845	12,010
Total property and equipment, net		5,611	7,027
Intangible assets, net	(7)	3,127	4,108
Total assets		$ 14,607	$ 16,332
Current liabilities			
Short-term bank credits and loans	(8)	$ 5,697	$ 5,920
Trade payables		635	797
Other payables and accrued expenses	(9)	2,949	2,825
Deferred revenues		1,771	2,363
Billings in excess of costs and estimated earnings on uncompleted contracts	(3)	575	224
Total current liabilities		11,627	12,129
Long-term liabilities			
Accrued severance pay		2,043	1,784
Loan due to a related party	(14)	-	1,061
		2,043	2,845
Contingencies, commitments and liens	(10)		
Minority interests		452	658
Shareholders' equity	(11)		
Share capital			
Ordinary shares of NIS 0.005 par value: Authorized - 45,000,000 and 26,000,000 shares as of December 31, 2002 and 2001, respectively; Issued and outstanding - 18,510,716 and 13,816,839 shares as of December 31, 2002 and 2001, respectively		108	103
Additional paid-in capital		58,785	56,646
Warrants		124	-
Accumulated deficit		(58,532)	(56,049)
Total shareholders' equity		485	700
Total liabilities and shareholders' equity		$ 14,607	$ 16,332

The accompanying notes are an integral part of these consolidated financial statements

23

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands of U.S. dollars, except per share data

	Note	Year ended December 31, 2002	2001	2000
Revenues				
Products	(14,15)	$ 6,773	$ 5,883	$ 2,583
Services		3,626	2,459	1,233
		10,399	8,342	3,816
Cost of revenues	(14)			
Products		6,685	6,079	4,071
Services		2,538	1,337	1,236
		9,223	7,416	5,307
Gross profit (loss)		1,176	926	(1,491)
Operating expenses				
Research and development expenses		122	534	730
Marketing, selling, general and administrative expenses		3,089	3,617	3,612
Total operating expenses		3,211	4,151	4,342
Operating loss		(2,035)	(3,225)	(5,833)
Financing expenses, net	(13A,14)	(364)	(210)	(861)
Other income (expenses), net	(13B)	(290)	(30)	563
		(2,689)	(3,465)	(6,131)
Minority interest in losses of subsidiaries		206	96	32
Net loss		$ (2,483)	$ (3,369)	$ (6,099)
Basic and diluted net loss per share		$ (0.15)	$ (0.24)	$ (0.46)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share (in thousands)		16,555	13,817	13,305

The accompanying notes are an integral part of these consolidated financial statements

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands of U.S. dollars, except share data

	Number of Ordinary shares	Share capital	Additional paid-in capital	Warrants	Receivable on account of shares	Receipt on account of shares	Accumulated deficit	Total shareholders' equity
Balance at January 1, 2000	12,197,358	$ 101	$ 50,449	$ -	$ 240	$ 120	$ (46,581)	$ 4,329
Issuance of Ordinary shares (*)	1,458,372	2	5,125	-	-	(120)	-	5,007
Amount received on account of shares	-	-	240	-	(240)	-	-	-
Conversion of shareholder loan to Ordinary shares	7,292	(**)	28	-	-	-	-	28
Issuance of Ordinary shares in connection with settlement of debt	153,817	(**)	804	-	-	-	-	804
Net loss	-	-	-	-	-	-	(6,099)	(6,099)
Balance at December 31, 2000	13,816,839	103	56,646	-	-		(52,680)	4,069
Net loss	-	-	-	-	-	-	(3,369)	(3,369)
Balance at December 31, 2001	13,816,839	103	56,646		-		(56,049)	700
Issuance of Ordinary shares and warrants, net (*)	1,938,775	2	792	41	-		-	835
Conversion of loan to Ordinary shares and warrants	2,755,102	3	1,347	83	-		-	1,433
Net loss	-	-	-	-	-		(2,483)	(2,483)
Balance at December 31, 2002	18,510,716	$ 108	$ 58,785	$ 124	$ -	$	$ (58,532)	$ 485

(*) Net of issuance expenses of approximately $115 and $60 in the years 2002 and 2000, respectively.
(**) Represents an amount less than $1.

The accompanying notes are an integral part of these consolidated financial statements

25.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	For the year ended December 31,		
	2002	**2001**	**2000**
CASH FLOW FROM OPERATING ACTIVITIES			
Net loss	$ (2,483)	$ (3,369)	$ (6,099)
Adjustments required to reconcile net loss to net cash used in operating activities (See Appendix A)	2,058	2,468	1,951
Net cash used in operating activities	(425)	(901)	(4,148)
CASH FLOW FROM INVESTING ACTIVITIES			
Purchase of property and equipment	(85)	(236)	(1,020)
Proceeds from sale of property and equipment	94	-	-
Capitalization of software development costs	-	(104)	(243)
Grant of loans to employees	-	(9)	-
Repayment of loans granted to employees	20	-	-
Sale of a consolidated subsidiary, net of cash in the subsidiary (See Appendix B)	-	(14)	-
Payment of leasing deposits	(70)	-	-
Net cash used in investing activities	(41)	(363)	(1,263)
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from issuance of shares, net	835	-	5,007
Increase (decrease) in short-term bank credits and loans, net	(223)	361	377
Proceeds from issuance of loan to a related party	550	1,000	15
Repayment of loan to a related party	(200)	(43)	(146)
Net cash provided by financing activities	962	1,318	5,253
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	496	54	(158)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	74	20	178
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 570	$ 74	$ 20
Non-cash transactions:			
Conversion of shareholder loan to Ordinary shares and warrants	$ 1,350	$ -	$ 28
Ordinary shares issued in connection with settlement of debt	$ -	$ -	$ 804
Supplement disclosures of cash flow activities - Net cash paid during the year for:			
Income taxes	$ 7	$ 13	$ 69
Interest	$ 326	$ 525	$ 520

The accompanying notes are an integral part of these consolidated financial statements

26

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of U.S. dollars

	December 31,		
	2002	2001	2000
Appendix A -			
Adjustments required to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	$ 2,388	$ 1,961	$ 2,167
Provision of long term receivable	290	-	-
Loss on sale of a consolidated subsidiary	-	30	-
Minority interest in losses of subsidiaries	(206)	(96)	(32)
Increase (decrease) in accrued severance pay, net	276	-	(172)
Accrued interest and exchange differences on long-term receivables	(40)	47	(56)
Others	-	61	29
Decrease (increase) in trade receivables, net	(1,015)	21	693
Decrease (increase) in other receivables and prepaid expenses	(26)	559	236
Decrease (increase) in inventories	539	7	(358)
Decrease in costs and estimated earnings in excess of billings, net	460	181	560
Decrease in trade payables	(162)	(159)	(684)
Increase (decrease) in other payables and accrued expenses	63	(99)	(1,591)
Increase (decrease) in deferred revenues	(592)	(45)	1,159
Loss on extinguishment of loan	83	-	-
	$ 2,058	$ 2,468	$ 1,951

	December 31, 2001
Appendix B - Sale of a consolidated subsidiary (Jetborne)	
Working capital (excluding cash and cash equivalents)	$ 69
Property and equipment	2
Long-term assets	238
Minority interest	(3)
Loss on realization	(30)
Long-term receivable	(290)
	$ (14)

The accompanying notes are an integral part of these consolidated financial statements



RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In thousands of U.S. dollars, except share and per share data

Note 1 - GENERAL

A. RADA Electronic Industries Limited, an Israeli corporation (the "Company") is engaged in the development, manufacturing and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

B. As reflected in the consolidated financial statements, as of December 31, 2002, the Company had an accumulated deficit of $58,532 and a working capital deficiency of $8,055. Subsequent to balance sheet date, the Company signed an agreement with the banks, whereby $1,100 of its outstanding debt will be repaid, $1,100 of its debt will be forgiven by the banks and $1,251 of the debt will be converted into warrants of the Company having an exercise price of par, exercisable after 18 months. In addition, the banks will grant the Company an additional line of credit in the amount of $500. Management believes that the agreement discussed above and the expected cash flows from operations will enable the Company to finance its operations and repay its debt at least through December 31, 2003.

C. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS"). CACS was established with a third party, which owns the remaining 20% equity interest.

D. The Company sold aircraft spare parts through Jetborne International, Inc. ("Jetborne"), which was 75% owned by the Company until December 31, 2001. Jetborne historically purchased inventory in bulk, mainly at auctions, and sold the spare parts over long periods of time through a computerized communication system through which sales and purchases of airplanes spare parts are effected. In March 2002, the Company sold its 75% equity interest in Jetborne in consideration for one dollar and recorded a loss of $30. The Company did not consolidate the assets and liabilities of Jetborne in the December 31, 2001 balance sheet, as the Company did not have control over Jetborne on December 31, 2001 and none of its directors or representatives had functioned as directors or managers of Jetborne. Jetborne's results of operations for the year ended December 31, 2001 are included in the consolidated statement of operations (see Note 5).

E. As for major customers - see Note 15.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

B. FINANCIAL STATEMENTS IN U.S. DOLLARS

The consolidated financial statements have been prepared in U.S. dollars as Company's management believes that the currency of the primary economic environment in which the operations of the Company and its subsidiaries (the "Group") are conducted is the U.S. dollar. Most of the Group's sales are made outside Israel in U.S. dollars, and the Company finances its activities through capital issuances and bank loans, mainly denominated in U.S. dollars. Thus, the functional and reporting currency of the Group is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). Accordingly, items have been remeasured as follows:

- Monetary items - at the exchange rate in effect on the balance sheet date.
- Nonmonetary items - at historical exchange rates.
- Revenues and expense items - at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).



In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B. FINANCIAL STATEMENTS IN U.S. DOLLARS (Cont.)

All exchange gains and losses from the remeasurement mentioned above are reflected in financing expenses, net in the statement of operations. The representative rate of exchange at December 31, 2002 was U.S.$1.00 = NIS 4.737; and at December 31, 2001 and 2000 U.S.$1.00 = NIS 4.416 and NIS 4.041, respectively.

C. BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. The Company consolidates the financial statements of all subsidiaries with greater than 50% ownership and control. The only active, major subsidiary is CACS. Intercompany balances and transactions have been eliminated in consolidation.

D. CASH EQUIVALENTS

All highly liquid investments that are readily convertible to cash and are not restricted as to withdraw or use with an, original maturity of three months or less are considered cash equivalents.

E. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance is determined based upon management's evaluation of receivables doubtful of collection on a specific identification basis.

F. INVENTORIES

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost. As for write-offs included in these financial statements, see Note 4.

Cost is determined as follows:

Raw materials and components– using "the first-in, first-out" cost method.

Work-in-process – represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F. INVENTORIES (Cont.)

Costs of work in process is determined as follows: raw materials – as mentioned above and manufacturing costs on an average basis.

Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

G. INTANGIBLE ASSETS

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (five to twenty years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As for impairments included in these financial statements, see Note 7.

H. PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

	%
Buildings	2.5 -4
Machinery and equipment	10 - 33
Office furniture and equipment	6 - 33
Motor vehicles	15 - 20

Leasehold improvements are amortized over the shorter of the estimated useful life or the lease period.

Assets, in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

31\

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I. IMPAIRMENT OF LONG LIVED ASSETS

The Company and its subsidiary's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As for write-offs included in these financial statements, see Note 6.

J. RESEARCH AND DEVELOPMENT COSTS

Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product masters, product enhancements and the Company's Aircraft Test Systems Programs Sets ("TPS") software library, integrated with the Company's test station, are generally charged to expenses as incurred, net of participations.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K. INCOME TAXES

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary to reduce deferred tax assets to their estimated realizable value.

L. SEVERANCE PAY

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2002, 2001 and 2000 amounted to $541, $194 and $29, respectively.

M. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credits and loans and trade payables approximate their fair value due to the short term maturity of these instruments.

The carrying amount of long term receivables also approximate their fair value as they bear interest at approximate market rates.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposits, trade receivables and long-term receivables.

Cash and cash equivalents are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Group's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection.

The Company granted in prior years loans to its former CEO and former officer amounting to approximately $890 as of December 31, 2002 and 2001. These loans are unsecured and the Company is currently in litigation with its former CEO and former officer regarding the above loans. If not paid, the Company will incur a loss equal to the amount of the loans.

The Company has no off-balance sheet credit risks.

O. WARRANTY

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P. SHARE BASED COMPENSATION

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25 - "Accounting for Stock Based Compensation" ("APB No. 25") and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"). According to APB No. 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any of the quoted market price of the share at the date of grant of the award over the exercise price. The Company provides the disclosures required by Statement of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and FAS No. 148 "Accounting for Stock–Based Compensation - Transition and disclosure" ("SFAS 148").

SFAS 148 requires proforma information regarding employee share based compensation cost, net loss and basic and diluted net loss per share as if the Company had accounted for its employee share options under the fair value method of FAS 123.

The fair value for these options was estimated at the date of grant, using the Black and Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2002: (1) expected life of option of two years; (2) dividend yield of 0%; (3) expected volatility of 24%; and (4) risk-free interest rate of 2% (5% -2001 and 2000). The compensation expense is amortized over the vesting period of the options.

If deferred compensation had been determined under the above mentioned fair value method, the effect on the Company's share based compensation cost, net loss and net loss per share would have been immaterial for all the reported periods.

The Company accounts for shares, issued to non-employees in accordance with SFAS No. 123.

35

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q. REVENUE RECOGNITION

The Group generates revenues mainly from the sale of products, and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Group leases ATE and provides manufacturing, development and product support services.

Product revenues:
Revenues from sales of products and aircraft spare parts are recognized in accordance with the guidance in Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB No. 101"), according to which revenue is recognized when shipment has occurred, persuasive evidence of an arrangement exists, the vendor's fee is fixed or determinable, no further obligation remains and collectibility is probable.

Revenues from long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1 "Accounting for Performance of Construction – Type and Certain Production – Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method. The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2002, no such estimated losses were identified. Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

Service revenues:
Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS No. 13").

Deferred revenues include unearned amounts received under services contracts, and amounts received from customers but not yet recognized as revenues.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R. BASIC AND DILUTED NET LOSS PER SHARE

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year. Options and warrants to purchase 13,718,037, 2,359,894 and 2,511,982 Ordinary shares have been excluded from the computation of diluted net loss per share for the years 2002, 2001 and 2000, respectively, because their effect is anti-dilutive for all periods presented.

S. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2002, the FASB issues SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. The liability in respect of the above costs should be measured at fair value. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

37

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 3 - CONTRACTS IN PROGRESS

Amounts included in the financial statements which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

A. COSTS AND ESTIMATED EARNINGS IN EXCESS OF BILLINGS ON UNCOMPLETED CONTRACTS

	December 31,	
	2002	**2001**
Costs incurred on uncompleted contracts	$ -	$ 1,425
Estimated earnings	-	1,709
		3,134
Less - billings and progress payments	-	3,021
Less – estimated loss on contracts	-	4
	$ -	$ 109

B. BILLINGS IN EXCESS OF COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2002	2001
Costs incurred on uncompleted contracts	$ 1,453	$ 994
Estimated earnings	756	1,090
	2,209	2,084
Less - billings and progress payments	2,784	2,308
	$ 575	$ 224

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 4 - INVENTORIES

	December 31, 2002	December 31, 2001
Raw materials and components	$ 713	$ 1,199
Work in process	364	417
	$ 1,077	$ 1,616

Write-down of inventories for the years ended December 31, 2002, 2001 and 2000 amounted to $623, $0 and $200 respectively. The above write-downs were made for excess and slow moving inventories and are included in cost of revenues.

Note 5 - LONG-TERM RECEIVABLES

	December 31, 2002	December 31, 2001
Loan to former chief executive officer (1)	$ 636	$ 605
Loan to a former officer (1)	251	239
Loan to Jetborne (2)	290	290
Loans to employees	6	29
	1,183	1,163
Less - allowance for doubtful account (2)	(290)	-
	$ 893	$ 1,163

(1) The loans to the former officers are in NIS linked to the Israeli Consumer Price Index ("CPI") and bear interest of 4% per annum. The loans were granted from 1989 through 1997. The Company is currently in litigation with its former CEO and the former officer - see Note 10.

(2) Loan to Jetborne - On December 31, 2001, the Company sold its 75% ownership in Jetborne in consideration for one dollar. Jetborne will repay the Company the outstanding loan and debt including accrued interest as of December 31, 2001 within ten years from the date of the agreement. In addition, Jetborne is committed to pay the Company royalties as a percentage of the gross revenues of Jetborne which derived from the inventory held by Jetborne as of December 31, 2001. It is agreed that the payments on account of the royalties shall be deducted from the outstanding loan and debt. In any event, the loan should be repaid no later than the tenth anniversary of the agreement. As of December 31, 2001 and 2002, the outstanding loan and debt were presented at an estimated discounted fair value of $290. Due to doubt of collectibility, as of December 31, 2002, the Company recorded a provision for the entire amount of the outstanding loan (see Note 13B).



RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 6 - PROPERTY AND EQUIPMENT, NET

	December 31,	
	2002	2001
COST		
Factory building	$ 1,940	$ 1,940
Other building	1,042	1,042
Machinery and equipment	12,996	14,990
Motor vehicles	-	623
Office furniture and equipment	458	422
Leasehold improvements	20	20
Total cost	16,456	19,037
ACCUMULATED DEPRECIATION		
Factory building	1,061	1,030
Other building	130	104
Machinery and equipment	9,365	10,158
Motor vehicles	-	483
Office furniture and equipment	278	231
Leasehold improvements	11	4
Accumulated depreciation	10,845	12,010
Depreciated cost	$ 5,611	$ 7,027

The Company's factory building in Beit-Shean, Israel is located on land leased from the Israel Lands Administration until the year 2034.

Depreciation expense was $918, $1,103 and $1,071 for the years ended December 31, 2002, 2001 and 2000, respectively. Write-down of property and equipment, which is not in use by the Company, was $490, $200 and $47 for the years ended December 31, 2002, 2001 and 2000, respectively. The write-downs were included in cost of revenues.

In 2002, the Company sold all of its motor vehicles and entered into an operating leasing agreement for replacement vehicles – see Note 10E.

Liens - see Note 10F.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 7 - INTANGIBLE ASSETS, NET

	December 31, 2002	December 31, 2001
COST		
Test Systems Programs Sets (TPSs)	$ 8,275	$ 8,275
Product masters and enhancements	1,411	1,411
	$ 9,686	$ 9,686
ACCUMULATED AMORTIZATION		
Test Systems Programs Sets	$ 5,148	$ 4,449
Product masters and enhancements	1,411	1,129
	6,559	5,578
Amortized cost	$ 3,127	$ 4,108

Amortization expense was $730, $607 and $879 for the years ended December 31, 2002, 2001 and 2000, respectively. The expected amortization expense in the next five years is approximately as follows:

2003	384
2004	345
2005	295
2006	264
2007	244
	1,532

Impairment of intangible assets was $251, $51 and $170 for the years ended December 31, 2002, 2001 and 2000, respectively included in cost of revenues. The impairment was recorded since the Company did not anticipate future revenues on specific TPSs. The weighted average useful of the intangible assets is 11 years.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 8 - SHORT-TERM BANK CREDITS AND LOANS

	December 31,	
	2002	2001
Loans in U.S. dollars (1)	$ 3,965	$ 4,043
Short-term bank loan in U.S. Dollars (2)	1,000	1,000
Short-term bank credits in NIS (3)	732	877
	$ 5,697	$ 5,920

(1) The interest rate at December 31, 2002 is between 2.4% and 4.9%. (December 31, 2001 - 4.5%-4.9%). The weighted average interest rate as of December 31, 2002 is 4.6 % (December 31, 2001 - 4.7%).

(2) The interest rate at December 31, 2002 is 4.4% (December 31, 2001 - 2.6%-4.9%).

(3) The interest rate at December 31, 2002 is 11.4% (December 31, 2001 - 6.8%).

The total authorized credit line of the Company at December 31, 2002 is $1,750 (of which $1,732 was utilized). See Note 1B – subsequent event.

Collateral - see Note 10F.

Note 9 - OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,	
	2002	2001
Payroll and related expenses	$ 940	$ 1,083
Accrued royalties	662	469
Provision for legal proceedings	594	394
Other	753	879
	$ 2,949	$ 2,825

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 10 - CONTINGENCIES, COMMITMENTS AND LIENS

A. As of December 31, 2002, the Company was a party to various legal proceedings, including the following:

(1) In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel Aviv Regional Court for Labor Disputes, claiming approximately $500 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven. In May 2001, an additional claim of approximately $250 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director that in the event the former CEO's claim in the Labor Court is accepted by the court, damages in the amount of $250 should be covered by the former director. The Company filed additional suits against the former CEO and a former director in the amount of $250 for funds that they allegedly transferred from the Company to a third party. In September 1999 and in 2001, the Company filed suits against the former CEO and the former director in the District Court of Tel Aviv in the amount of $1,650 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional suit against the former CEO in the amount of approximately $640 regarding the repayment of the loan provided to the former CEO. Legal counsel believes that the Company has a valid defense against all claims.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 10 - CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

(2) In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by the defendant in the amount of approximately $800. In the opinion of Company's legal counsel, the Company has a strong defense against the allegations.

(3) In 1999, a supplier filed a claim against the Company's former subsidiary, Vectronics. As part of the sale of Vectronics, the Company agreed to take responsibility for former claims against Vectronics. The claim is in the amount of $2,500 for damages relating to Vectronic's alleged failure to manufacture a certain component for the supplier. In the opinion of the Company's legal counsel, Vectronics has a strong defense against the allegations.

(4) In 2001, a former employee and officer of the Company filed a claim against the Company in the Tel Aviv District Court for Labor Disputes claiming approximately $580 in respect of severance pay, vacation pay and other fringe benefits. In 2001, the Company filed a counter-claim in the amount of $300 in respect of the repayment of a personal loan that was provided to the former employee. In the opinion of the Company's legal counsel, the Company has a strong defense against the allegations.

(5) In May 2001, a former director filed a claim against the Company, whereby he claims that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Legal counsel believes that the claim does not have any merit.

Presently, the Company is unable to predict the final outcome of the above claims. The Company has accrued an amount which it believes is sufficient to cover any damages, if any, that may result from these claims.

(6) The Company is involved from time to time in various legal claims in the ordinary course of business, including claims by agents and others for commissions, royalties and others. The Company's management, based on the advice of its legal counsel, believes such claims will not have a material adverse effect on the financial position or results of operations of the Company.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 10 - CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

B. The Company's research and development efforts have been partially financed through royalty bearing programs sponsored by the Office of the Chief Scientist of the Ministry of Industry and Trade of Israel ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3 % to 5% of sales of the products supported by the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $412 as of December 31, 2002.

The total amount of royalties charged to operations in the years ended December 31, 2002, 2001 and 2000 was approximately $98, $153 and $2, respectively.

C. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 2.5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $1,905 as of December 31, 2002. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required.

The total amount of royalties charged to operations (in cost of revenues) for the years ended December 31, 2002, 2001 and 2000 was approximately $13, $13 and $29, respectively.

D. The offices of the Company and its subsidiary are rented under non-cancelable operating leases expiring by January 31, 2005. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2002, are approximately as follows:

2003	$ 127
2004	127
2005	11
	$ 265

Rent expense for the years ended December 31, 2002, 2001 and 2000 was $130, $171 and $200, respectively.

45

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 10 - CONTINGENCIES, COMMITMENTS AND LIENS (Cont.)

E. The vehicles of the Company are leased under operating leases. Annual minimum future rental payments under the leases, at exchange rates in effect on December 31, 2002, are approximately as follows:

2003	$ 235
2004	222
2005	94
	$ 551

Lease expense for the years ended December 31, 2002, 2001 and 2000 was $121, $24 and $7, respectively.

F. Floating liens have been recorded on all of the Company's assets and specific liens have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

G. The Company obtains bank guarantees on behalf of its customers and suppliers in the ordinary course of business. The total amount of bank guarantees as of December 31, 2002 is approximately $1,506.

Note 11 - SHAREHOLDERS' EQUITY

A. SHARE CAPITAL

Ordinary Shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In June 2002, the Company issued 1,938,775 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of $950 ($835, net of issuance expenses). The shares were issued at a 30% discount from the Company's share price on NASDAQ at the date of issuance which is deemed to be the fair value of an Ordinary share. See C. below for warrants issued to investors.

In June 2002, the Company issued 2,755,102 Ordinary shares in a private placement to a shareholder in consideration for conversion of a loan that was given to the Company in the amount of $1,350 ($1,061 outstanding as of December 31, 2001). The shares were issued at the same price as the shares issued in the 2002 private placement described above. See C. below for warrants issued to shareholder.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 11 - SHAREHOLDERS' EQUITY (Cont.)

A. SHARE CAPITAL (Cont.)

In March 2001, the Company effected a 2.5 to 1 reverse stock split with respect to its Ordinary shares. All shares, stock options, warrants and net loss per share amounts in these financial statements have been restated for all prior periods to reflect the reverse stock split.

In February 2000, the Company issued 518,372 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,758.

In May 2000, the Company issued 940,000 Ordinary shares in a private placement to certain investors in consideration for an aggregate amount of approximately $2,249.

During 2000, the Company issued 36,230 Ordinary shares to a service provider in connection with settlement of a debt in the amount of $304. All shares issued to the above mentioned service provider were issued at market price which represented fair market value.

During 2000, the Company issued 117,587 Ordinary shares to an additional service provider in connection with settlement of a debt in the amount of $500. All shares issued to the above mentioned service provider were issued at market price which represented fair market value.

In August 2000, the Company issued 7,292 Ordinary shares in respect of a loan in the amount of $28 given to the Company in December 1997.

B. STOCK OPTION PLANS

In 1993, 1994, 1996 and 1999 the Company's Board of Directors approved the adoption of Employee Stock Option Plans (the "Plans"), which authorized the grant of options to purchase up to an aggregate of 200,000, 200,000, 240,000 and 800,000 shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiaries. Options granted under the Plan expire within maximum of ten years from adoption of the plan. The Plans will expire in 2003, 2004, 2006 and 2009, respectively, unless sooner terminated by action of the Board of Directors. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 11 - SHAREHOLDERS' EQUITY (Cont.)

B. STOCK OPTION PLANS (Cont.)

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Company's Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Company's Ordinary shares on the date of grant of the option.

Any options which are canceled or forfeited before expiration, become available for future grants. In November 2000, the shareholders of the Company approved the increase in the number of shares subject to the 1999 Plan by an additional 240,000 Ordinary shares.

At December 31, 2002, 1,760,000 options were available for grant under the Plans described above.

In addition, in 1999, the Board of Directors approved the issuance of 840,000 warrants to purchase Ordinary shares to the Company's president and certain directors of the Company. The warrants were granted at an exercise price equal to the fair market value of an Ordinary share at the date of grant. The remaining terms of the warrants are substantially identical to the terms of the Plans described above.

All options were granted at fair market value. No compensation expense was recorded for the years ended December 31, 2002, 2001 and 2000, respectively.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 11 - SHAREHOLDERS' EQUITY (Cont.)

B. STOCK OPTION PLANS (Cont.)

Transactions related to the above plans (including warrants to directors) during the years ending December 31, 2002, 2001 and 2000 were as follows:

	Year ended December 31,					
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
	2002		2001		2000	
Options outstanding at beginning of the year	1,638,000	$ 5.48	1,742,000	$ 5.40	1,155,200	$ 5.98
Granted	-	-	-	-	664,800	4.50
Forfeited or cancelled	(1,112,000)	5.76	(104,000)	4.78	(78,000)	5.85
Options outstanding at end of the year	526,000	$ 4.89	1,638,000	$ 5.48	1,742,000	$ 5.40
Exercisable at end of the year	411,600	$ 4.88	949,200	$ 4.71	531,867	$ 4.08

No options were granted in 2002 and 2001.The weighted average fair value of options granted in 2000 was immaterial.

49

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 11 - SHAREHOLDERS' EQUITY (Cont.)

B. STOCK OPTION PLANS (Cont.)

The following table summarizes information about options outstanding and exercisable at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise Prices	**Amount at December 31, 2002**	**Weighted-average remaining contractual life (years)**	**Weighted-average exercise price**	**Amount at December 31, 2002**	**Weighted-average exercise price**
$ 3.00-4.13	302,800	5.86	$ 3.39	252,400	$ 3.41
$ 4.88-6.75	151,600	6.22	5.56	87,600	5.06
$ 8.75-1000	63,600	6.28	9.35	63,600	9.35
$ 13.69	8,000	1.00	13.69	8,000	13.69
	526,000(*)		$ 4.89	411,600	$ 4.88

(*) Includes 80,000 warrants to directors of the Company.

C. WARRANTS

As of December 31, 2002, 13,192,037 warrants to purchase Ordinary shares were outstanding.

In June 2002, in connection with the private placement described above, the investors were issued warrants to purchase 4,302,041 of the Company's Ordinary shares. Such warrants are valid for five years and are exercisable during the first 36 months after issuance at an exercise price of $2 per share, and thereafter, during the following 24 month period, at an exercise price which will be equal to the higher of: (i) $2 per share or (ii) 50% of the average closing price during the ten trading days prior to the exercise date. The proceeds allocated to the warrants, based on the relative fair value of the warrants and shares issued amounted to $41.

In June 2002, in connection with the conversion of a loan that was given to the Company by a shareholder in the amount of $1,350 as described in A above, the Company issued the shareholder warrants to purchase 8,265,306 Ordinary shares. Such warrants have the same terms as the warrants described above. The proceeds allocated to the warrants, based on the relative fair value of warrants and shares issued amounted to $78. The benefit arising on conversion of the loan amounting to $83, was recorded as interest expense.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 11 - SHAREHOLDERS' EQUITY (Cont.)

C. WARRANTS (Cont.)

In May 2001, in connection with the loan described in Note 14, a warrant to purchase 91,912 ordinary shares was issued to a shareholder at an exercise price of $2.176 per Ordinary share exercisable until June 2003. As of December 31, 2002, no shares were issued in respect to the above mentioned warrant.

In May 2000, warrants to purchase 388,778 Ordinary shares were issued to investors who participated in the February 2000 private placements, at an exercise price of $2.75 per share, exercisable until June 2004. As of December 31, 2002, no shares were issued in respect to the abovementioned warrants.

In May 1998, in connection with a loan granted to the Company by a shareholder, warrants to purchase 144,000 Ordinary shares were issued, to the shareholder at exercise prices between $3.75 and $6.25 per share, exercisable until June 2003. As of December 31, 2002, no shares were issued in respect to the above mentioned warrants.

Note 12 - TAXES ON INCOME

A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959.

The Company has been granted by the Israeli Government under the Law for Encouragement of Capital Investments, 1959 ("the Law") an "Approved Enterprise" status for one investment program in the alternative benefit program, Since the Company is a "foreign investors' company", as defined by the Law, it is entitled to a ten-year period of benefits, for enterprises approved after April 1993. The main tax benefit from the said status is a tax exemption for two years, and five years of a reduced tax rate (based on the percentage of foreign shareholding in each tax year – 15-20% additional reduction of tax) on income from its approved enterprise, for the remainder of the benefit period commencing the first year the approved enterprise reports taxable income. The commencement of the benefit period is subject to a limitation of the earlier of twelve years from commencement of operations, or fourteen years from receipt of approval. As the Company has not yet reported any taxable income, the benefit period has not yet commenced. Given the aforementioned conditions, the above benefit program will expire in the year 2004.



RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 12 - TAXES ON INCOME (Cont.)

A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENT, 1959 (Cont.)

In the event of a distribution of a cash dividends out of tax-exempt income, the Company will be liable to corporate tax at a rate of 25% in respect of the amount distributed.

Income from sources other than the Approved Enterprise during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

The Company is entitled to charge accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

The entitlement to the above mentioned benefits is conditional upon the Company's fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, to the Consumer Price Index ("CPI") and interest. As at December 31, 2002, management believes that the Company complies with the aforementioned conditions.

B. MEASUREMENT OF TAXABLE INCOME UNDER THE INCOME TAX (INFLATION ADJUSTMENTS) LAW

Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2B, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

C. THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deductibility of expenses in connection with a public offering.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 12 - TAXES ON INCOME (Cont.)

D. As of December 31, 2002, the net operating loss carryforwards for tax purposes relating to the Company in Israel amounted to approximately $ 41,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As of December 31, 2002, carryforward losses relating to non-Israeli companies (U.S. and China), amounted to approximately $9,700.

As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $ 18,300 is not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

E. Final tax assessments have been received by the Company in Israel through the tax year 1998. Based on certain disputed tax assessments of the Company's inactive U.S. subsidiaries an amount of approximately $50 is due to the Internal Revenue Service. The Company is appealing the assessment and does not believe it will ultimately be required to pay this balance.

F. LOSS BEFORE INCOME TAXES

	Year ended December 31,		
	2002	2001	2000
Domestic	$ (2,175)	$ (2,837)	$ (5,869)
Foreign	(308)	(532)	(230)
	$ (2,483)	$ (3,369)	$ (6,099)

G. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforward and other temporary differences due to the uncertainty of the realization of such tax assets.

H. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

53

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 13 - SELECTED STATEMENTS OF OPERATIONS DATA

A - FINANCING EXPENSES, NET

	Year ended December 31,		
	2002	2001	2000
INCOME:			
Foreign currency exchange differences	$ 169	$ 335	$ -
Interest on cash equivalents	4	33	-
	173	368	-
EXPENSES:			
Foreign currency exchange differences	-	-	185
Interest on long-term debt	-	6	27
Interest on short-term loans and other credit balances	253	418	540
Bank commissions	96	63	97
Interest to related parties	89	61	-
Loss on extinguishment of loan	83	-	-
Other	16	30	12
	537	578	861
	$ (364)	$ (210)	$ (861)

B - OTHER INCOME (EXPENSES), NET

	Year ended December 31,		
	2002	2001	2000
Impairment of loan to Jetborne (see Note 5)	$ (290)	$ -	$ -
Loss on sale of subsidiary	-	(30)	-
Other	-	-	563
	$ (290)	$ (30)	$ 563

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 14 - RELATED PARTY BALANCES AND TRANSACTIONS

Related party balances reflected in the balance sheets as of December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Loan due to a related party	$ -	$ 1,061(*)
Balance due to related party	$ -	$ 12

(*) In 2001, a Company's shareholder and director granted a loan to the Company in the amount of $1,000 at an annual interest rate of 10% until December 31, 2001 and 15% annual interest rate commencing January 1, 2002. $200 was repaid during 2002. In May 2002, an additional loan in the amount of $550 was granted to the Company with the same terms. In June 2002, the loans were converted into 2,755,102 Ordinary shares. The accrued interest of $89 was repaid to the shareholder in cash. (See Note 11A).

Related party transactions reflected in the statement of operations for the years ended December 31, 2002, 2001, and 2000 are as follows:

	Year ended December 31,		
	2002	2001	2000
Related party:			
Sales revenues	$ 394	$ -	$ 24
Purchases	-	43	-
Other	-	-	183
Shareholder: (Note 14)			
Interest expense	89	61	-
Loss on extinguishment of loan	83	-	-

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 15 - MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

A. In accordance with Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information", the Company and its subsidiary are organized and operate as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

B. REVENUES BY GEOGRAPHIC AREAS

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,		
	2002	2001	2000
North America	$ 6,671	$ 3,931	$ 1,416
Europe	1,599	1,826	721
Israel	1,442	1,963	1,326
Other	687	622	353
Total	$ 10,399	$ 8,342	$ 3,816

C. MAJOR CUSTOMERS

Revenues from single customers which exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

	Year ended December 31,		
	2002	2001	2000
	%	%	%
Customer A	(*)	12	13
Customer B	(*)	(*)	12
Customer C	(*)	(*)	12
Customer D	34	(*)	-
Customer E	19	16	16
Customer F	(*)	17	-

(*) Less than 10%.

RADA ELECTRONIC INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except share and per share data

Note 15 - MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

D. LONG LIVED ASSETS BY GEOGRAPHIC AREAS

	As of December 31,		
	2002	2001	2000
Israel	$ 6,977	$ 8,691	$ 9,833
China	1,761	2,444	2,844
	$ 8,738	$ 11,135	$ 12,677

# # # # #

RADA Electronic Industries Ltd.
New Industrial Zone, Beit Shean 10900, Israel
Tel: 972-4-658-5811 Fax: 972-4-658-4301

Corporate Headquarters
7 Giborei Israel St., P.O.Box 8606,
Netania 42504 Israel
Tel: 972-9-892-1111 Fax: 972-9-885-5885

China based Subsidiary
Beijing HUARUI Aircraft Components Maintenance and Services Co. Ltd. ("CACS")
12 Xiping St., Capital International Airport,
Beijing, China, 100621
Tel: 86-10-645-60878 Fax: 86-10-645-66722

Directors & Officers

Herzle Bodinger
Chairman of the Board and President

Adar Azancot
Chief Executive Officer

Zvi Alon
Vice President Business Development and Marketing

Dov Sela
Chief Operating Officer

Guy Shelly
Chief Financial Officer

Asaf Agmon
Director

Adrian Berg
Director

Roy K.C. Chan
Director

Ben Zion Gruber
Director

Peter N. Kyros Jr.
Director

Hava Snir
Outside Director

Zvi Tropp
Outside Director

General Counsel
S. Friedman & Co.
25 Hamered Street, Tel Aviv 68125, Israel

U.S. Counsel
Carter Ledyard & Milburn
2 Wall Street, New York, NY 10005

Transfer Agent
American Stock Transfer and Trust Company
40 Wall Street, New York, NY 10005

Independent Auditors
Luboshitz Kasierer
Affiliated Member of Ernst & Young International
9 Ahad Ha'am Street, Tel Aviv, Israel

A copy of the company's annual report on form 20-F as filed with the securities and exchange commission may be obtained by shareholders without charge upon a written request to the corporate headquarters.

NASDAQ symbol: RADIF






RADA Electronic Industries Ltd.


CERTIFIED QMS
SI
ISO 9001


THE STANDARDS INSTITUTION OF ISRAEL


CERTIFIED EMS
SI
ISO 14001
THE STANDARDS INSTITUTION OF ISRAEL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By
Herzle Bodinger, Chairman

Date: November 13, 2003